Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

Aspiration

8.18.21

TD AMERITRADE NETWORK

INTERVIEWER: Andrei Cherny, CEO and Co-founder of Aspiration. Andrei, thanks for being with us. Just announcing a SPAC merger today. Congratulations to you and your team, working hard to get this out here today. So now tell us all a little bit about the company, the deal and why it matters now.

ANDREI CHERNY: Aspiration is really in the business of sustainability. What we do is we provide people and businesses ways to have direct sustainable impact built into what they're doing every day. We make it easy, we automate it, we actually make it powerful and meaningful in terms of moving the needle in terms of the climate crisis. We offer for individual customers financial products, whether their debit cards or our spend and save account, that not only make their deposits fossil fuel free but allow them to build sustainability into what they're doing on a daily basis. We're taking that ESG revolution out of the space of investing and bringing it into people’s daily spending and daily saving. And then we have sustainability tools, like those that will plant a tree with every purchase our customer makes, we launched that the last April, we've planted over 35 million trees in the past year. We are planting more trees than there are in Central Park everyday by allowing customers to round up their purchase to the nearest dollar and plant a tree every time they make a purchase. And we're also taking those sustainability tools and bring them to businesses. Every single day more and more businesses are waking up to an immense bottom up demand from their customers and their employees to do something about sustainability; and every passing month and year more and more businesses are realizing that they have a financial need to meet that sustainability expectation. And Aspiration is really unique in the ways in which we can help businesses do that.

INTERVIEWER: It's so difficult; I think about, and this is may not be a good analogy, but when we think about the social media companies and where they try and comb through social media and take out the things that are either factually untrue or hateful or things like that, so it's like a certain oversight, and it sounds like you're doing much of the same, obviously for good deed. I mean, this is ESG, this is wonderful, you talk about trees and clean money and it's wonderful. But isn't there so much responsibility on you when you're trying to say we're going to try and keep your money in an ESG friendly way and stay away from fossil fuels? It just sounds like a huge mountain. I don't even know how you would do that, I guess you have technology to help you do that?

ANDREI CHERNY: Yeah, we do have technology and the ESG revolution, as you've been covering, has been sweeping through the investing landscape, driving massive inflows quarter after quarter with enormous increase. There are millions and millions of Americans who are conscious consumers, people who think about environmental sustainability and think about ethics as they're making daily purchasing decisions: around what kind of coffee to buy, what kind of clothes to buy, what kind of eggs to buy in the grocery store. And for Aspiration we are their financial home and we are a way for them to have direct action that really does help to address the climate crisis. Look, if you're out there and you are one of the most of Americans who want to do something to fight the climate crisis, and yes you can go with solar panels on your roof, yes you can go drive an electric vehicle—those are big one time expensive decisions—and on the other than end of the spectrum, it's great to change your light bulbs to be more energy efficient. But that's not going to move the needle. Aspiration really created the category of sustainability as a service. And we have products, technology, tools, features that empower individuals to make the decisions they want to make. This isn't Big Brother. This is helping people realize that we have to make a massive shift in how we all act as individuals to fight the climate crisis, and we're giving them the tools to do it, to people and the businesses alike.

INTERVIEWER: Do you have goals for the number of folks you would like to have signed up? It's my understanding that it is over five million Americans that are signed up? You're certainly have a star studded investment group. When I saw, Leo DiCaprio was on there, Orlando Bloom, Drake, Cindy Crawford. I am curious about the number of people you have in your sight to be onboard? And also the star studded cast here that is involved is very interesting. What kind of questions were they asking and why did they feel it is time for them to be involved here?

ANDREI CHERNY: I think that the reason that great people like that, who care a lot about what's happening in our world and who have joined Aspiration, is the same reason our customers have joined Aspiration, same reason why those five million members have signed up, and why more and more are signing up every day, which is people realizing that they want to make a real difference. We see about a third of the population out there of people who are ones that want to integrate their concerns about people and planet into what they're doing on a daily basis. And there's just not a lot of options other than Aspiration. We're empowering them to do some and we think there's an enormous opportunity to serve the millions of people. We are in the what's going to be the fastest and likely largest shift in human behavior, as we're making this rush to sustainability. We're all going to be changing how we do things on an individual basis. Every business out there is going to be changing the way it conducts its daily operations. And Aspiration is really poised to play a central role in powering that and helping people do exactly what we promise: “Do well and do good”.

INTERVIEWER: Yeah, absolutely. I think it sounds like an exciting prospect and you said I mean I think people have good intentions. You talked about people around the world, around the United States (let's start with that) that would like to be on board with this. So, when you look going forward and you look at what's going on in the banking system, the global partnerships, the leadership, is there something that when you go to bed at night or when you wake up in the morning, you say I gotta get on this because….

ANDREI CHERNY: I think what we're seeing from more and more people is that their daily financial products are not just tools to make financial decisions, but they have a moral voice. When people are making a decision on what kind of account to use, where to make their purchases, they're making decisions on what matters to them. And that's an enormously important trend, we're seeing that play out in real time. The number of Americans who are making decisions on where they want to spend their money as consumers, and where they want to spend their time as employees, based on how those businesses treat people and planet is growing by leaps and bounds. And that is a generational shift, it's a shift because of what we're seeing going on in the world. All of that is something where Aspiration is really helping to drive that, but also benefiting as this enormous society change filters through every aspect of our lives. We've seen the sustainability revolution play out in foods, with plant-based foods and those companies coming to market, we've seen that in transportation with electric vehicles, we've seen it with energy with clean energy companies. Aspiration is bringing that ESG sustainability revolution into people's daily financial lives. And that's a huge opportunity for making a positive impact and building a great business.

INTERVIEWER: Andrei Cherny, thank you. CEO and Co-founder of Aspiration. Thank you Andrei very much.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.